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ES

E COMMISSION

20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Broadway, Suite 2200
(No. and Street)

New York,	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ying Cui 212-966-0996
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — *if individual, state last, first, middle name*)

67 Wall Street, #2200, New York, NY 10004
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

OATH OR AFFIRMATION

I, Ying Cui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, Inc., as of December 31, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME
THIS 22 DAY OF Feb 2005

Notary Public

STANLEY TISCHLER
COMMISSIONER OF DEEDS
CITY OF NEW YORK-NO. 4-3961
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 1, 2006

Signature

President, CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x Internal Control

x Antimoney Laundrying



Universal Financial Group

NASD & SIPC Member, Protect $50 Million

401 Broadway, Suite 2200, NY, NY 10013
Phone: (212) 966-0996, 343-8888
Fax: (212) 966-0648

November 28, 2004
U.S. Securities and Exchange Commission
233 Broadway
New York, NY 10006

RE: Notification of Change in Auditors

Gentlemen:

This letter is to notify you and the NASD of our intent to change independent CPA auditors effective as of this date. Our intent is to have a rotation of auditors so that we fully comply in our own minds with all the intent of the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations. During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved such problems.

We are sending a notice of this letter to our former accountant, and asking them to initial this notice in agreement. A copy is also being sent to the new accountant, Joseph Amundsen, CPA, NY License #87609.

Yours truly,

Univest Securities Inc.
Ying Cui, President

AGREED AND ACCEPTED:
Yin Shen, CPA

cc: U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

National Association of Securities Dealers Inc.
1390 Pickard Drive
Rockville, MD 20850

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Univest Securities, Inc.

I have audited the accompanying statement of financial condition of Univest Securities, Inc. as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
February 14, 2005

Univest Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 865,733
Receivables	124,586
Investments	289,380
Current assets	1,279,699
Deposits with clearing organization	50,274
Security deposits	9,126
Other assets	148,922
Total assets	1,488,021

Liabilities and stockholders' equity	
Accounts payable	102,520
Commissions payable	93,693
Current liabilities	196,213
Total stockholders' equity	1,291,808
Total liabilities & stockholders' equity	$ 1,488,021

See notes to financial statements.

Univest Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2004

Revenues	
Commissions and service income	$ 1,278,719
Net trading income	40,334
Interest income	9,855
Dividend income	1,845
Other income	231,557
Total Revenues	1,562,310
Expenses	
Payroll and brokerage fees	1,116,163
Rents	87,833
Office and supplies	195,371
Total Expenses	1,399,367
Income before provision for corporate income taxes	162,943
Provision for corporate income taxes	17,000
Net Income	$ 145,943

See notes to financial statements.

Univest Securities, Inc

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder Equity
	Shares	Amount			
Balance, January 1, 2004	200	$232,500	$ 784,375	$ 438,235	$1,455,110
Capital contribution			128,991		128,991
Capital distribution				(438,236)	(438,236)
Net income				145,943	145,943
Balance, December 31, 2004	200	$232,500	$ 913,366	$ 145,942	$1,291,808

See notes to financial statements.

Univest Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income		$ 145,943
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	$5,347	
(Increase) decrease in operating assets:		
Receivables	(25,174)	
Investments	(10,381)	
Clearing deposit	(274)	
Security deposits	(9,126)	
Other assets	(113,713)	
Increase (decrease) in operating liabilities:		
Commissions payable	8,341	
Accounts payable	(31,369)	$ (176,349)
Net cash provided by operating activities		(30,406)
Adjustments to reconcile net income to net cash used by financing activities:		
Shareholder withdrawals	(438,236)	
Shareholder additions	128,991	(309,245)
Cash and equivalents, beginning of year		1,205,384
Cash and equivalents, end of year		$ 865,733
Supplemental disclosure:		
Interest paid		$ 16
Income taxes paid		$ 17,000

See notes to financial statements.

Univest Securities, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2004

1. Significant Accounting Policies

Univest Securities, Inc. (the Company) was organized in the State of New York in November, 1993. The Company is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). Business is transacted through accounts of clearing organizations on a fully disclosed basis.

The Company prepares its financial statements on the accrual basis of accounting. Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The fixed assets of the Company are fully depreciated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Investments

At December 31, 2004 the Company had balances in brokerage market accounts of $ 289,380.

3. Deposits with Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through ADP Clearing.

A cash deposit is held by ADP Clearing to indemnify the carrying broker against the failure of the Company's customers to perform their obligations with respect to their accounts.

4. Other Assets

Other assets consist of an investment in Han Fe of $100,000, Greenstone of $36,682.13, and NASD stock of $12,240.

5. Stockholders' Equity

The Company has issued 200 shares of no par voting common stock which are outstanding as of December 31, 2004.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net captal, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company was in compliance with these regulations.

7. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At December 31, 2004, the Company was in compliance with this program.

8. Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. There are no federal taxes due.

9. Lease Obligations

The Company's office lease expires in 2007. The Company is liable for lease payments of $50,700 in 2006 and 2007, and $33,800 in 2008.

10. Pension Plan.

The Company has a Savings Incentive Match Plans for Employees (SIMPLE). The plan has been effect since 1997 and has no outstanding liabilities.

Univest Securities, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2004

Schedule 1

Total Shareholders' Equity	$ 1,291,809
Less: Haircut	(55,599)
	1,236,210
Less: Unallowable Assets	(158,048)
Net Capital	1,078,162
Minimum Net Capital required	(100,000)
Excess net capital	$ 978,162
Aggregate indebtedness	$ 133,244
Net Capital	$ 1,078,162
Ratio AI to NC	12%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Univest Securities, Inc's FOCUS report - Part IIA as of December 31, 2004.

Univest Securities, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
Univest Securities, Inc.

In planning and performing my audit of the financial statements of Univest Securities, Inc., (the Company), for the year ended December 31, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
February 14, 2005

Univest Securities, Inc
Anti-Money Laundrying (AML) Program of Univest Securities, Inc
Compliance and Supervisory Procedures
Annual Audit of Program

1. Firm Policy. It is the policy of Univest Securities, Inc (the Company) to prohibit and actively prevent money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities.

2. AML Compliance Officer Designation and Duties. The firm designates Cui Ying as its Anti-Money Laundrying Program Compliance Officer, with full responsibility for the firm's AML program. The duties of the AML Compliance Officer will include monitoring the firm's AML compliance, overseeing communication and training for employees. The AML will also insure that proper AML records are kept.

3. Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions. (a) FinCEN Requests Under Patriot Act Section 314. The Company will respond to a Financial Crimes Enforcement Network (FinCEN) request about accounts or transactions by reporting to FinCEN the identity of the specified individual or organization, the account number, all identifying information provided by the account holder when the account was established, by e-mail to patriot@fincen.treas.gov, by phone 1-866-556-3974, or any other method requested. (b) The Company shares information with business partners regarding suspicious transactions to determine who will file a SAR.

4. Customer Identification and Verification. In addition to information collected under NASD rules 2110, 2310, 3110, and SEC rule 17a-3(a)(9) the Company will (a) verify identity of new customer (b) maintain records used to verify identity (c) check that new customer does not appear on a government terrorist list.

5. The Company provides notice to customers that it is requesting information from them to verify their identities as is required by Federal law.

6. Foreign Correspondent Accounts and Foreign Shell Banks. The Company has not opened or maintained accounts for foreign financial institutions.

7. Private Banking Accounts/Foreign Officials. The Company has no foreign official clients or private banking accounts.

8. AML Record Keeping. All compliance records are kept by Cui Ying.

9. Annual independent testing of the above procedures done February 14, 2005, by Joseph Amundsen, Certified Public Accountant, 67 Wall Street, #2200, New York, NY 10005, 212-709-8250, e-mail exbaker@juno.com. The independent tests included the following steps:

    a. Reviewed and tested Univest Securities, Inc. AML Written Supervisory Policies and Procedures.
    b. Reviewed Univest Securities, Inc. overall AML Program.
    c. Reviewed files and suggested additional sheets for client notification and firm procedures.
    d. Reviewed cash receipts.
    e. Reviewed and tested internal surveillance practices.
    f. Discussed Univest Securities, Inc. plan for AML training, and offered a check list to be used when opening a new account.